Exhibit 99

December 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting of HDFC Bank Limited to be held on January 22, 2025

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Wednesday, January 22, 2025 to inter-alia consider and approve the unaudited standalone and consolidated financial results of the Bank for the quarter and nine months ending December 31, 2024.

We also wish to inform you that the window for trading in securities of the Bank shall remain closed from Wednesday, December 25, 2024 to Friday, January 24, 2025 (both days inclusive) for the designated employees and their immediate relatives pursuant to the Bank’s share dealing code.

This is for your information and appropriate dissemination.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight